Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the Corus Bank Commission Program for Commercial Loan Officers of our reports dated February 24, 2006, with respect to the consolidated financial statements of Corus Bankshares, Inc., Corus Bankshares, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Corus Bankshares, Inc., incorporated by reference in the Form 10-K for the year ended December 31, 2005; and our report dated May 3, 2006, with respect to the unaudited consolidated financial statements of Corus Bankshares, Inc. included in the Form 10-Q for the three-month period ended March 31, 2006.

ERNST & YOUNG LLP

Chicago, Illinois
May 23, 2006